TAHOE RESOURCES ANNOUNCES DETAILS OF SECOND QUARTER AND FIRST HALF
2017 CONFERENCE CALL AND WEBCAST

VANCOUVER, British Columbia – July 14, 2017 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) today announced that the Company will release its second quarter and first half 2017 financial and operating results after the market close on Tuesday, August 8, 2017 and will then host a conference call to review the results on Wednesday August 9, 2017 at 7:00 am PT (10:00 am ET). Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.tahoeresources.com.

Participant call-in numbers:

1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Investor Relations
investors@tahoeresources.com
Tel: 775-448-5800